

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2007

By Facsimile and U.S. Mail

Charles W. Shivery
President and Principal Executive Officer
Northeast Utilities
174 Brush Hill Avenue
West Springfield, Massachusetts 01090

> **RE:** **Northeast Utilities**
> **Form 10-K for the year ended December 31, 2006**
> **Filed on February 28, 2007**
> **File No. 1-5324**
>
> **The Connecticut Light and Power Company**
> **File No. 0-00404**
>
> **Public Service Company of New Hampshire**
> **File No. 1-6392**
>
> **Western Massachusetts Electric Company**
> **File No. 0-7624**

Dear Mr. Shivery:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404